Exhibit 99.1

Dejour Announces Annual and Special Meeting Results New Directorship Appointments

Vancouver, BC, Canada, December 14, 2012 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, today announced the results of its Annual and Special Meeting of Shareholders held December 14, 2012 at the Company’s Vancouver office. The following resolutions were approved by the Shareholders at the Meeting:

1) Election of Directors

Shareholders re-elected Robert L. Hodgkinson, Darren Devine, Stephen R. Mut, Craig Sturrock and Harrison F. Blacker to the board for the ensuing year. In addition, Dr. A. Ross Gorrell, Richard H. Kennedy and Richard A. Bachmann were also elected as new directors for the ensuing year. Dejour welcomes the new Directors to the Board.

About the newly elected directors:

Richard A. Bachmann: Mr. Bachmann previously served as President/CEO of EPL LLC, an energy-consulting firm since his retirement from Energy Partners Ltd. in 2009. He was the founder, President and CEO of Energy Partners, a U.S. independent U.S. oil and gas exploration and production company. Prior to that he was President of Louisiana Land & Exploration, a prominent U.S. gulf coast oil and gas explorer and producer. He began his career with Exxon serving in many executive positions both in the U.S. and internationally. Mr. Bachmann brings over 44 years of successful oil and gas industry exposure to Dejour.

A. Ross Gorrell: Dr. Gorrell has over 30 years experience with both private and public oil and gas property exploration and development in Western Canada and China. Dr. Gorrell has served as director, officer and controlling principal of several successful oil & gas ventures listed on the Toronto Stock Exchange. Currently, Dr. Gorrell is a director and President, Chief Executive officer and Co-Chairman of Petromin Resources Ltd.

Richard H. Kennedy: Mr. Kennedy is a prominent barrister, solicitor & partner at Kennedy Agrios LLP, an Edmonton, Alberta based law firm focusing on commercial real estate, administrative and regulatory law. Richard brings his extensive relationships with senior North American institutional lenders and pension funds to Dejour.

2) Appointment of Auditors

The Shareholders appointed BDO Canada LLP as the Company’s auditors for the ensuing year.

3) “Rolling” Stock Option Plan and Amendments to the U.S. Sub-Plan

The Shareholders passed an ordinary resolution ratifying the Company’s amended 10% “Rolling” Stock Option Plan, as required by the TSX every three years, and the amendments to the U.S. Sub-Plan to comply with U.S. tax regulations.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (now approximately 131,000 net acres) and Peace River Arch regions (approximately 11,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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